SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

HEARTLAND PAYMENT SYSTEMS, INC
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

42235N108
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP Managing Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP 2000, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Greenhill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scott L. Bok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert H. Niehaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,332,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,332,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,332,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,877,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,877,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,877,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,182,545
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,182,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Executives), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 625,887
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 625,887
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,887
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42235N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 646,506
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 646,506
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,506
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

Item 1(a). Name of Issuer:

     HEARTLAND PAYMENT SYSTEMS INC

Item 1(b). Address of Issuer’s Principal Executive Offices:

     90 Nassau Street, Princeton, New Jersey 08542

Item 2(a). Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Greenhill & Co., Inc.

     Greenhill Capital Partners, LLC

     GCP Managing Partner, L.P.

     GCP, L.P.

     GCP 2000, LLC

     Greenhill Capital Partners, L.P.

     Greenhill Capital, L.P.

     Greenhill Capital Partners (Executives), L.P.

     Greenhill Capital Partners (Cayman), L.P.

     Robert F. Greenhill

     Scott L. Bok

     Robert H. Niehaus

     The filing persons are filing this Schedule 13G jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principle business office of all filing persons identified in this Schedule 13G is:

     300 Park Avenue, New York, NY 10022.

Item 2(c). Citizenship:

     See item 4 on Cover Pages to this Schedule 13G.

Item 2(d). Title of Class of Securities:

     Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number:

     42235N108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

     (a) Amount beneficially owned:

     Greenhill Capital Partners, LLC, whose sole member is Greenhill & Co., Inc., is the general partner of GCP Managing Partner, L.P. GCP 2000, LLC is the general partner of GCP, L.P. GCP 2000, LLC is in turn controlled by its Senior Members, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus. Each of these entities and persons may be deemed to indirectly beneficially own 6,332,084 shares of Common Stock by virtue of its or his relationship with the record owners of Common Stock as described herein.

     GCP Managing Partner, L.P. and GCP, L.P. are general partners of the following entities: Greenhill Capital Partners, L.P., which is the record owner of 3,877,146 shares of Common Stock, Greenhill Capital, L.P., which is the record owner of 1,182,545 shares of Common Stock, Greenhill Capital Partners (Executives), L.P., which is the record owner of 625,887 shares of Common Stock, and Greenhill Capital Partners (Cayman), L.P., which is the record owner of 646,506 shares of Common Stock.

     Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its or his pecuniary interest therein.

     Further, pursuant to an option agreement, dated July 31, 2003, Greenhill Capital Partners, L.P. and affiliated investment funds granted Robert O. Carr, Chief Executive Officer of the Issuer, the option to purchase an aggregate of 1,093,750 shares of Common Stock at a price of $7.143 per optioned share. Greenhill Capital Partners, L.P. granted 669,648 optioned shares of Common Stock, Greenhill Capital Partners (Executives), L.P. granted 108,136 optioned shares of Common Stock, Greenhill Capital, L.P. granted 204,181 optioned shares of Common Stock and

Greenhill Capital Partners (Cayman), L.P. granted 111,785 optioned shares of Common Stock. The option agreement expires on July 31, 2006. Thus the 6,332,084 shares of Common Stock that will be beneficially owned by the above named persons (to the extent of their pecuniary interest therein) include 1,093,750 shares of Common Stock which are subject to the option granted to Robert O. Carr.

     (b) Percent of class: (1)

Greenhill & Co., Inc.	18.5%

Greenhill Capital Partners, LLC	18.5%

GCP Managing Partner, L.P.	18.5%

GCP, L.P.	18.5%

GCP 2000, LLC	18.5%

Robert F. Greenhill	18.5%

Scott L. Bok	18.5%

Robert H. Niehaus	18.5%

Greenhill Capital Partners, L.P.	11.4%

Greenhill Capital, L.P.	3.5%

Greenhill Capital Partners (Executives), L.P.	1.8%

Greenhill Capital Partners (Cayman), L.P.	1.9%

(1)	All percentages herein are based on 34,159,843 shares of Common Stock reported to be outstanding as of November 3, 2005, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2005.

     (c) Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole power to	Shared power to	Sole power to	Shared power to
	vote or to direct	vote or to direct	dispose or to direct	dispose or to direct
	the vote	the vote	the disposition	the disposition of

Greenhill & Co., Inc.	-0-	6,332,084	-0-	6,332,084

Greenhill Capital Partners, LLC	-0-	6,332,084	-0-	6,332,084

GCP Managing Partner, L.P.	-0-	6,332,084	-0-	6,332,084

GCP, L.P.	-0-	6,332,084	-0-	6,332,084

GCP 2000, LLC	-0-	6,332,084	-0-	6,332,084

Robert F. Greenhill	-0-	6,332,084	-0-	6,332,084

Scott L. Bok	-0-	6,332,084	-0-	6,332,084

Robert H. Niehaus	-0-	6,332,084	-0-	6,332,084

Greenhill Capital Partners, L.P.	-0-	3,877,146	-0-	3,877,146

Greenhill Capital L.P.	-0-	1,182,545	-0-	1,182,545

Greenhill Capital Partners (Executives), L.P.	-0-	625,887	-0-	625,887

Greenhill Capital Partners (Cayman), L.P.	-0-	646,506	-0-	646,506

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Co-President

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP MANAGING PARTNER, L.P.

By:	Greenhill Capital Partners, LLC,
its general partner

/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP, L.P.

By:	GCP 2000, LLC, its general partner

/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP 2000, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GREENHILL CAPITAL PARTNERS, L.P.

GREENHILL CAPITAL PARTNERS (CAYMAN), L.P.

GREENHILL CAPITAL PARTNERS (EXECUTIVES), L.P.

GREENHILL CAPITAL, L.P.

By:	GCP Managing Partner, L.P., as managing
general partner of each of the foregoing
partnerships
By:	Greenhill Capital Partners, LLC, its
general partner

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

ROBERT F. GREENHILL

/s/ Robert F. Greenhill

SCOTT L. BOK

/s/ Scott L. Bok

ROBERT H. NIEHAUS

/s/ Robert H. Niehaus